Exhibit 99.1

Stratasys Releases Fourth Quarter and Full Year 2022 Financial Results

●	Fourth quarter revenue of $159.3 million, 4.6% lower versus fourth quarter 2021 but up 1.7% at constant currency and adjusted for divestitures

●	Fourth quarter GAAP net loss of $2.4 million, or $0.04 per diluted share, and non-GAAP net income of $4.6 million, or $0.07 per diluted share

●	Full year revenue of $651.5 million, 7.3% higher versus 2021 and up 11.4% at constant currency and adjusted for divestitures

●	Full year GAAP net loss of $29.0 million, or $0.44 per diluted share, and non-GAAP net income of $10.3 million, or $0.15 per diluted share

●	$327.8 million cash and equivalents and no debt at year end 2022

MINNEAPOLIS & REHOVOT, Israel - (BUSINESS WIRE) - March 2, 2023 - Stratasys Ltd. (Nasdaq: SSYS), a leader in polymer 3D printing solutions, today announced financial results for the fourth quarter and full year 2022.

Dr. Yoav Zeif, Stratasys’ Chief Executive Officer stated, “Stratasys grew 11.4% in 2022, adjusting for divestitures and currency impacts, while delivering our sixth consecutive quarter of profitability on an adjusted basis against an increasingly challenging macroeconomic environment. Strong execution by our team and a relentless focus on controlling costs contributed to our effective efforts to overcome these challenges.”

Dr. Zeif continued, “We are encouraged by the strong future demand indicators from our customers for our additive manufacturing polymer systems and consumables. Our high engagement levels across our innovative products, along with the strength of our customer service revenues, provide us with the confidence that once capital spending restrictions are lifted and utilization levels increase, our efforts will be rewarded. With our broad-based technology portfolio and an unmatched go-to-market capability, we are positioned well to gain increased share when macroeconomic headwinds subside. Armed with a strong balance sheet and a disciplined approach to capital allocation, we are well prepared to build on our industry leadership in the coming years.”

Summary - Fourth Quarter 2022 Financial Results Compared to Fourth Quarter 2021:

●	Revenue of $159.3 million compared to $167.0 million.

●	GAAP gross margin of 43.1%, compared to 43.7%.

●	Non-GAAP gross margin of 48.4%, compared to 48.7%.

●	GAAP operating income of $1.6 million, compared to an operating loss of $16.2 million.

●	Non-GAAP operating income of $5.1 million, compared to non-GAAP operating income of $1.7 million.

●	GAAP net loss of $2.4 million, or $0.04 per diluted share, compared to a net loss of $4.8 million, or $0.07 per diluted share.

●	Non-GAAP net income of $4.6 million, or $0.07 per diluted share, compared to non-GAAP net income of $0.5 million, or $0.01 per diluted share.

●	Adjusted EBITDA of $10.7 million, compared to $7.9 million.

●	Planned inventory build resulted in cash used in operations of $18.1 million, compared to cash generated of $4.4 million year over year.

Summary - 2022 Financial Results Compared to 2021:

●	Revenue of $651.5 million compared to $607.2 million.

●	GAAP gross margin of 42.4%, compared to 42.8%.

●	Non-GAAP gross margin of 48.0%, compared to 47.8%.

●	GAAP operating loss of $57.2 million, compared to a $79.2 million operating loss.

●	Non-GAAP operating income of $13.5 million, compared to a $1.7 million non-GAAP operating loss.

●	Adjusted EBITDA of $36.1 million, compared to $22.6 million.

●	GAAP net loss of $29.0 million, or ($0.44) per diluted share, compared to a loss of $62.0 million, or ($0.98) per diluted share.

●	Non-GAAP net income of $10.3 million, or $0.15 per diluted share, compared to non-GAAP net loss of $4.3 million, or $(0.07) per diluted share.

●	Planned inventory build resulted in cash used in operations of $75.4 million, compared to cash provided by operations of $35.8 million.

Non-GAAP Adjustments:

	Quarter Ended December 31,	Year Ended December 31,
Revenue Growth Rates (%) as reported	(4.6)%	7.3%
Adjusted Revenue Growth Rates (%) excluding divestitures	(0.3)%	9.0%
Adjusted Revenue Growth Rates (%) excluding divestitures and FX effects	1.7%	11.4%

Financial Outlook:

Based on current market conditions and assuming that the impacts of global inflationary pressures, interest rate hikes and supply chain costs do not impede economic activity further, the Company is providing the following outlook for 2023:

●	Full year revenue of $620 million to $670 million.

●	Sequential quarterly revenue growth, notably higher in the second half

●	Based on current logistics and materials costs, full year gross margins of 48.0% to 49.0%, with improved year-over-year growth in the second half of 2023.

●	Full year-operating expenses of $290 million to $300 million.

●	Full year non-GAAP operating margins of 2.5% to 3.5% with improving profitable contribution through the year.

●	GAAP net loss of $78 million to $57 million, or ($1.12) to ($0.83) per diluted share.

●	Non-GAAP net income of $9 million to $17 million, or $0.12 to $0.24 per diluted share.

●	Adjusted EBITDA of $35 million to $50 million.

●	Capital expenditures of $20 million to $25 million.

Non-GAAP earnings guidance excludes $30 million to $32 million of projected amortization of intangible assets, $28 million to $30 million of share-based compensation expense, and reorganization and other expenses of $15 million to $22 million. Non-GAAP guidance includes tax adjustments of $2 million to $3 million on the above non-GAAP items.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Stratasys Ltd. Fourth Quarter 2022 Webcast and Conference Call Details

The Company plans to webcast its conference call to discuss its fourth quarter 2022 financial results on Thursday, March 2, 2023, at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com, or directly at the following web address:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=K6UFH5he

To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’ strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2023 and beyond, are forward-looking statements reflecting management’s current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys’ business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions, potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others’ intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2022, which we are filing with the U.S. Securities and Exchange Commission, or SEC, on or about March 2, 2023 (the “2022 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2022 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2023, which will be furnished to the SEC throughout 2023, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and legal provisions and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Yonah Lloyd

CCO, VP Investor Relations

Yonah.Lloyd@stratasys.com

Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,	December 31,
	2022	2021

ASSETS

Current assets
Cash and cash equivalents	$150,470	$243,179
Short-term deposits	177,367	259,000
Accounts receivable, net of allowance for credit losses of $0.9 million and $0.5 million as of December 31, 2022 and December 31, 2021	144,739	129,382
Inventories	194,054	129,147
Prepaid expenses	5,767	6,871
Other current assets	27,823	33,123

Total current assets	700,220	800,702

Non-current assets
Property, plant and equipment, net	195,063	203,295
Goodwill	64,953	65,144
Other intangible assets, net	121,402	152,244
Operating lease right-of-use assets	18,122	14,651
Long-term investments	141,610	28,667
Other non-current assets	18,420	12,519

Total non-current assets	559,570	476,520

Total assets	$1,259,790	$1,277,222

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$72,921	$51,976
Accrued expenses and other current liabilities	45,912	55,358
Accrued compensation and related benefits	34,432	44,684
Deferred revenues - short term	50,220	51,174
Operating lease liabilities - short term	7,169	7,276

Total current liabilities	210,654	210,468

Non-current liabilities
Deferred revenues - long term	25,214	21,133
Deferred income taxes - long term	5,638	7,341
Operating lease liabilities - long term	10,670	7,693
Contingent consideration - long term	23,707	53,478
Other non-current liabilities	24,475	21,095

Total non-current liabilities	89,704	110,740

Total liabilities	300,358	321,208

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 67,086 thousands shares and 65,677 thousands shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively	187	182
Additional paid-in capital	3,048,915	3,012,481
Accumulated other comprehensive loss	(12,818)	(8,771)
Accumulated deficit	(2,076,852)	(2,047,878)
Total equity	959,432	956,014

Total liabilities and equity	$1,259,790	$1,277,222

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended December 31,		Twelve Ended December 31,
	2022	2021	2022	2021
	(unaudited)	(unaudited)
Net sales
Products	$111,197	$118,040	$452,124	$417,557
Services	48,062	48,976	199,359	189,662
	159,259	167,016	651,483	607,219

Cost of sales
Products	58,180	59,470	234,601	210,941
Services	32,431	34,503	140,415	136,200
	90,611	93,973	375,016	347,141

Gross profit	68,648	73,043	276,467	260,078

Operating expenses
Research and development, net	21,387	22,620	92,876	88,303
Selling, general and administrative	45,665	66,584	240,750	250,937
	67,052	89,204	333,626	339,240

Operating loss	1,596	(16,161)	(57,159)	(79,162)

Gain from deconsolidation of subsidiary	-	-	39,136	-
Gain from step acquisition	-	14,400	-	14,400
Financial income (expense), net	2,309	(692)	229	(2,075)

Income (loss) before income taxes	3,905	(2,453)	(17,794)	(66,837)

Income tax benefit (expense)	(2,658)	(2,103)	(5,454)	3,906

Share in profit (losses) of associated companies	(3,637)	(280)	(5,726)	949

Net income (loss)	$(2,390)	$(4,836)	$(28,974)	$(61,982)

Net income (loss) per share
Basic	$(0.04)	$(0.07)	$(0.44)	$(0.98)
Diluted	$(0.04)	$(0.07)	$(0.44)	$(0.98)

Weighted average ordinary shares outstanding
Basic	66,908	65,196	66,491	63,471
Diluted	66,908	65,196	66,491	63,471

	Three Months Ended December 31,
	2022	Non-GAAP	2022	2021	Non-GAAP	2021
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
	U.S. dollars and shares in thousands (except per share amounts)
Gross profit (1)	$68,648	$8,423	$77,071	$73,043	$8,255	$81,298
Operating income (loss) (1,2)	1,596	3,456	5,052	(16,161)	17,822	1,661
Net income (loss) (1,2,3)	(2,390)	6,940	4,550	(4,836)	5,355	519
Net income (loss) per diluted share (4)	$(0.04)	$0.11	$0.07	$0.07	$0.08	$0.01
Acquired intangible assets amortization expense		7,297			6,024
Non-cash stock-based compensation expense		1,041			866
Restructuring and other related costs		85			1,185
Impairment charges		-			180
		8,423			8,255

Acquired intangible assets amortization expense		2,370			2,280
Non-cash stock-based compensation expense		7,664			6,971
Restructuring and other related costs		874			373
Revaluation of investments		560			(1,861)
Contingent consideration		(19,490)			(20)
Other expenses		3,056			1,824
		(4,967)			9,568
		3,456			17,822

Corresponding tax effect		1,770			1,906
Equity method related amortization, divestments and impairments		1,714			27
Gain from obtaining control		-			(14,400)
		$6,940			$5,355

Weighted average number of ordinary shares outstanding - Diluted	66,908		67,231	65,196		66,820

	Twelve Months Ended December 31,
	2022	Non-GAAP	2022	2021	Non-GAAP	2021
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
	U.S. dollars and shares in thousands (except per share amounts)
Gross profit (1)	$276,467	$36,016	$312,483	$260,078	$30,447	$290,525
Operating income (loss) (1,2)	(57,159)	70,691	13,532	(79,162)	77,479	(1,683)
Net income (loss) (1,2,3)	(28,974)	39,235	10,261	(61,982)	57,639	(4,343)
Net income (loss) per diluted share (4)	$(0.44)	$0.59	$0.15	$(0.98)	$0.91	$(0.07)

Acquired intangible assets amortization expense		28,158			22,392
Non-cash stock-based compensation expense		4,082			3,093
Restructuring and other related costs		(174)			1,642
Impairment charges		3,949			3,320
		36,016			30,447

Acquired intangible assets amortization expense		8,950			8,878
Non-cash stock-based compensation expense		29,378			27,885
Impairment of long-lived assets		-			1,447
Restructuring and other related costs		2,737			2,743
Revaluation of investments		3,777			(1,303)
Contingent consideration		(18,293)			570
Other expenses		8,126			6,812
		34,676			47,032
		70,691			77,479

Corresponding tax effect		4,988			(864)
Equity method related amortization, divestments and impairments		2,285			(4,576)
Finance expenses		406			-
Gain from deconsolidation of subsidiary		(39,136)			-
Gain from obtaining control		-			(14,400)

		$39,235			$57,639

Weighted average number of ordinary shares outstanding - Diluted	66,491		67,068	63,471		63,471

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2023

(in millions, except per share data)

GAAP net loss	($78) to ($57)

Adjustments
Stock-based compensation expense	$28 to $30
Intangible assets amortization expense	$30 to $32
Reorganization and other	$15 to $22
Tax expense (benefit) related to Non-GAAP adjustments	$2 to $3

Non-GAAP net income	$9 to $17

GAAP loss per share	($1.12) to ($0.83)

Non-GAAP diluted earnings per share	$0.12 to $0.24